Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated September 26, 2014

Relating to Preliminary Prospectus dated September 18, 2014

Registration No. 333-198372

Update and Supplement to Preliminary Prospectus

Dated September 18, 2014

This free writing prospectus relates to the initial public offering of common stock of Vivint Solar, Inc. and should be read together with the preliminary prospectus dated September 18, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-198372) (the “Registration Statement”) relating to the offering of our common stock contemplated therein. On September 26, 2014, Vivint Solar filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”), to which this communication is related and which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1607716/000119312514353781/d716029ds1a.htm

References to “Vivint Solar,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus.

Update to Business—Legal Proceedings

The disclosure set forth in the Preliminary Prospectus under “Business—Legal Proceedings” has been updated to include the disclosure set forth below:

Legal Proceedings

On or about September 16, 2014, Jose Castro and Austin Serr, two of our former installation technicians, on behalf of themselves and individuals the plaintiffs claim to be similarly situated, filed a purported class action complaint in the Superior Court of the State of California, County of San Diego. This complaint alleges certain violations of the California Labor Code and the California Business and Professions Code based on, among other things, alleged improper classification of installer technicians, installer helpers, electrician technicians and electrician helpers, failure to pay minimum and overtime wages, failure to provide accurate itemized wage statements, and failure to provide wages on termination. We believe that we have a strong defense to the claims asserted in this matter, and will respond in accordance with applicable legal deadlines. Although we cannot predict with certainty the ultimate resolution of this suit, we do not believe it will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Update to Risk Factor

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to our Business—We are involved, and may become involved in the future, in legal proceedings that, if adversely adjudicated or settled, could adversely affect our financial results.” has been updated in its entirety to read as follows:

We are involved, and may become involved in the future, in legal proceedings that, if adversely adjudicated or settled, could adversely affect our financial results.

We are, and may in the future become, party to litigation. For example, in December 2013 one of our former sales representatives filed a class-action lawsuit on behalf of himself and all similarly situated plaintiffs against us in the Superior Court of the State of California, County of San Diego. This action alleges certain violations of the California Labor Code and the California Business and Professions Code based on, among other things, alleged improper classification of sales representatives and sales managers, failure to pay overtime compensation, failure to provide meal periods, failure to provide accurate itemized wage statements, failure to pay wages on termination and failure to reimburse expenses. The complaint seeks unspecified damages including penalties and attorneys’ fees in addition to wages and overtime. On or about January 24, 2014, we filed an answer denying the allegations in the complaint and asserting various affirmative defenses. In addition, on or about September 16, 2014, two of our former installation technicians, on behalf of themselves and individuals the plaintiffs claim to be similarly situated, filed a purported class action complaint in the Superior Court of the State of California, County of San Diego. Similar to the above complaint, this action alleges certain violations of the California Labor Code and the California Business and Professions Code based on, among other things, alleged improper classification of installer technicians, installer helpers, electrician technicians and electrician helpers, failure to pay minimum and overtime wages, failure to provide accurate itemized wage statements, and failure to provide wages on termination. While we intend to defend against these actions vigorously, the ultimate outcomes of these cases are presently not determinable as they are in a preliminary phase. We may become party to similar types of disputes in other jurisdictions. In general, litigation claims can be expensive and time consuming to bring or defend against and could result in settlements or damages that could significantly affect financial results and the conduct of our business. It is not possible to predict the final resolution of the litigation to which we currently are or may in the future become party, and the impact of certain of these matters on our business, prospects, financial condition, liquidity, results of operations and cash flows.

Update to Note 20 to Consolidated Financial Statements

The disclosure set forth in Note 20 to the Consolidated Financial Statements included with the Preliminary Prospectus has been updated to include the disclosure set forth below:

On or about September 16, 2014, Jose Castro and Austin Serr, two of the Company’s former installation technicians, on behalf of themselves and individuals the plaintiffs claim to be similarly situated, filed a purported class action complaint in the Superior Court of the State of California, County of San Diego. This complaint alleges certain violations of the California Labor Code and the California Business and Professions Code based on, among other things, alleged improper classification of installer technicians, installer helpers, electrician technicians and electrician helpers, failure to pay minimum and overtime wages, failure to provide accurate itemized wage statements, and failure to provide wages on termination. The Company believes that it has a strong defense to the claims asserted in this matter, and will respond in accordance with applicable legal deadlines. Although the Company cannot predict with certainty the ultimate resolution of this suit, the Company does not believe it will have a material adverse effect on its business, results of operations, cash flows or financial condition.

Vivint Solar has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Vivint Solar has filed with the SEC for more complete information about Vivint Solar and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Goldman, Sachs & Co. by mail at 200 West Street, New York, New York 10282, Attention: Prospectus Department, by calling toll-free (866) 471-2526, or by e-mailing prospectus-ny@ny.email.gs.com; from BofA Merrill Lynch by mail at 222 Broadway, New York, New York 10038, Attention: Prospectus Department, by e-mailing dg.prospectus_requests@baml.com; or from Credit Suisse Securities (USA) LLC by mail at One Madison Avenue, New York, New York 10010, Attention: Prospectus Department, by calling toll-free (800) 221-1037 or by emailing newyork.prospectus@credit-suisse.com.